Exhibit 99.4

TRIVASCULAR TECHNOLOGIES, INC. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 AND FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Current Report on Form 8-K.

The following discussion of our financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as “subject to,” “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those discussed under the caption “Item 1A. Risk Factors” and elsewhere in this Annual Report. We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this report to reflect actual results or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

When we refer to “we,” “our,” “us” or ““TriVascular”” in this Exhibit 99.4 to the Current Report on Form 8-K, we mean TriVascular Technologies, Inc., as well as all of our consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. References to the “Ovation System” refer to our “Ovation” and “Ovation Prime” Systems and their related components.

Overview

We are a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of abdominal aortic aneurysms, or AAA. Our mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. We developed our technology platform leveraging engineering principles utilized in many other industries and applied these concepts with the goal of designing an optimal solution for AAA therapy to address unmet clinical needs. The Ovation System, our solution for the treatment of AAA through minimally invasive endovascular aortic repair, or EVAR, is a new stent graft platform. It is designed to specifically address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR by virtue of its low profile, flexible delivery system and novel sealing mechanism. The Ovation System consists of a main aortic body, injected with a conformable polymer, and typically two iliac limbs. These components allow the devices to be customized to a patient’s unique anatomy to effectively seal the aneurysm.

We received CE Mark clearance in August 2010 and began commercial sales of our Ovation System in Europe in September 2010. In October 2012, we received approval from the U.S. Food and Drug Administration for the Ovation System for the treatment of AAA and began commercial sales in the United States in November 2012. We sell our products through our direct U.S. and European sales forces and through third-party distributors in Europe and in other parts of the world.

We manufacture and package all of the components of our implantable products at our headquarters in Santa Rosa, California. We also engage third-party contractors and suppliers to perform sterilization and accessory component assembly.

In April 2014, we completed the IPO of our common stock, which resulted in the sale of 7,475,000 shares at a price of $12.00 per share. We received net proceeds from the IPO of approximately $81.1 million, after deducting underwriting discounts and commissions and offering expenses.

In May 2014, we initiated the launch of our CustomSeal short cure fill polymer in Europe, further enhancing the implant experience for physicians. Subsequently, in October 2014, we received FDA approval of CustomSeal polymer for use in the U.S.

In September 2014, we announced our three-year follow-up data on primary safety and performance metrics from the Ovation Pivotal Trial. The data showed 100% freedom from aneurysm rupture, 100% freedom from conversion to open surgical repair, 100% freedom from Type I & III endoleaks, and 100% freedom from device migration. Subset analysis of the results of patients with aortic neck lengths less than 10mm, as well as patients who presented with tourtuous aortic neck anatomy, showed 100% freedom from: Type I and III endoleaks; rupture; migration; and conversion to surgical repair.

In October 2014, we initiated our LIFE Study, which we expect will illustrate the potential advantages of PEVAR with the Ovation Prime System. As of December 31, 2014, 12 patients had been enrolled in our U.S. LIFE study. In early 2015, we initiated the LUCY Study which will evaluate the clinical benefits associated with EVAR using the Ovation System in female patients.

Important Factors Affecting our Results of Operations

We believe there are several important factors that have impacted and that we expect to continue to impact our results of operations.

Our Ability to Recruit and Train our Sales Representatives and their Productivity

We only recently began building our sales organization in the United States and have made, and intend to continue to make, a significant investment in recruiting and training our sales representatives. This process is lengthy because it requires significant education and training for our sales representatives to achieve the level of clinical competency with our products that is expected by implanting physicians. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach. Successfully recruiting and training a sufficient number of productive sales representatives is required to achieve growth at the rate we expect.

Physician Awareness and Acceptance of our Ovation System

We continue to invest in programs to educate physicians who treat AAA disease about the advantages of our Ovation System. This requires significant commitment by our marketing team and sales organization, and can vary depending upon the physician’s practice specialization, personal preferences and geographic location. We are competing with well-established companies in our industry that have strong existing relationships with many of these physicians. Educating physicians about the advantages of our Ovation System, and influencing these physicians to use our Ovation System to treat AAA disease, is required to grow our revenue.

Access to Hospital Facilities

In order for physicians to use our Ovation System, most hospital facilities where these physicians treat patients typically require us to enter into purchasing contracts with them. This process can be lengthy and time-consuming and require extensive negotiations and management time. In some cases, contract bidding processes are only open at certain periods of time and we may not be successful in bidding. In many hospitals, we are not able to sell our products unless and until a purchasing contract has been executed.

Leveraging our Manufacturing Capacity

With our current operating model and infrastructure, we have the capacity to significantly increase our manufacturing production. We intend to use our design, engineering and manufacturing capabilities to increase manufacturing efficiency and to continue to develop new products with lower manufacturing costs. In addition, if we grow our revenue and sell more units, our fixed manufacturing costs will be spread over more units, which we believe will further reduce our manufacturing costs on a per-unit basis. Improving our gross margin, which is dependent upon further increasing our manufacturing efficiency and growing our U.S. revenue, among other factors, is critical to our ability to reach profitability.

Investment in Research and Clinical Trials

We are continuously investing in research and development of new products and product enhancements to improve outcomes and enhance the physician experience with our products, while reducing the invasiveness of AAA therapy and expanding the pool of patients eligible for EVAR. We believe that these efforts will continue to drive adoption of our Ovation platform and further validate the advantages of our innovative technology. While research and development and clinical testing are time consuming and costly, we believe that clinical data demonstrating efficacy, safety and cost effectiveness is critical to increasing the adoption of our Ovation System.

For additional information about the risks and uncertainties associated with our business, see the section entitled “Risk Factors” of this Form 10-K.

Components of Results of Operations

Revenue

Our Ovation System consists of an aortic body preloaded into a catheter, at least two iliac limbs preloaded into catheters, a fill polymer kit and an autoinjector. In some cases, extra iliac limbs or iliac extensions may be required. Most of our sales are on a per-component basis; however, a small minority of our direct customers have total system pricing.

We derive revenue from sales of our Ovation System and related components and accessories to two types of customers: hospitals and distributors. We recognize revenue from sales to hospitals when we are notified that the product has been used or implanted and we have received a valid purchase order. Product sales to hospitals are billed to and paid by the hospitals as part of their normal payment processes, with payment received by us in the form of an electronic transfer, check or credit card. We recognize revenue from our distributors at the time the product is shipped to the distributor. Product sales to distributors are billed to and paid by the distributors as part of their normal payment processes, with payment received by us in the form of an electronic transfer. Our average sales prices are significantly higher in the United States than they are internationally. Our revenue from international sales can also be significantly impacted by fluctuations in foreign currency exchange rates.

We expect our revenue to increase as we expand our sales and marketing infrastructure and increase awareness of our products. We also expect our revenue to fluctuate from quarter to quarter due to a variety of factors, including seasonality and the impact of the buying patterns and implant volumes of our distributors and hospitals. We have historically experienced lower sales in the summer months and around the holidays.

Cost of Goods Sold, Gross Profit and Gross Margin

We manufacture the Ovation System at our manufacturing facility in Santa Rosa, California. Cost of goods sold includes the cost of raw materials, labor costs, manufacturing overhead expenses, reserves for expected scrap and inventory obsolescence as well as distribution-related expenses. Due to our relatively low production volumes compared to our current potential manufacturing capacity, a significant portion of our cost of goods sold consists of manufacturing overhead expenses. These expenses include the cost of quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management. Cost of goods sold also includes depreciation expense for production equipment, changes to our excess and obsolete inventory reserves, and certain direct costs such as shipping costs, net of costs charged to customers.

We calculate gross margin as revenue less cost of goods sold divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily by our manufacturing costs and, to a lesser extent, the percentage of products we sell in the United States versus internationally and the percentage of products we sell to distributors versus directly to hospitals. Our gross margin is significantly higher on products we sell in the United States, as compared to products we sell internationally, due to significantly higher average selling prices in the United States. Our gross margin is typically higher on products we sell directly to hospitals as compared to products we sell through distributors.

We expect our gross margin to increase over the long term because we expect to increase our manufacturing efficiency and, as our production volume increases, we will spread our fixed manufacturing costs over a larger number of units, thereby significantly reducing our per-unit manufacturing costs. However, our gross margin may fluctuate from period to period depending on the interplay of all of these factors.

Sales, General and Administrative

Sales, general and administrative, or SG&A, expenses primarily consist of compensation, including salary, employee benefits and stock-based compensation expenses for our sales and marketing personnel, and for administrative personnel that support our general operations such as information technology, executive management, financial accounting, customer service, and human resources personnel. SG&A expenses also includes costs attributable to marketing our products to our customers and prospective customers, patent and legal fees, financial audit fees, insurance costs, recruiting fees, fees for other consulting services, and allocated facilities-related expenses. We expect to incur additional SG&A expenses in connection with our becoming a public company, which may increase further when we are no longer able to rely on the “emerging growth company” exemption we are afforded under the JOBS Act of 2012.

We expect our SG&A expenses to continue to increase in absolute dollars for the foreseeable future as our business grows and we continue to invest in our sales, marketing, clinical education, training and general administration resources to build our direct sales, distribution and administrative infrastructure in the United States. However, we expect our SG&A expenses to decrease as a percentage of our revenue over the long term, although our SG&A expenses may fluctuate from period to period due to the seasonality of our revenue and the timing and extent of our SG&A expenses.

Research and Development

Our research and development, or R&D, activities primarily consist of engineering and research programs associated with our products under development, as well as R&D activities associated with our core technologies. Our R&D expenses primarily consist of compensation, including salary, employee benefits and stock-based compensation expenses for our R&D and clinical personnel. We also incur significant expenses for supplies, development prototypes, design and testing, clinical study costs and product regulatory expenses. We expect our R&D expenses to increase as we initiate and advance our development projects and conduct additional clinical studies.

We expect our R&D expenses to continue to increase in absolute dollars for the foreseeable future as we continue to advance our products under development, as well as initiate and prepare for additional clinical studies. However, we expect our R&D expenses to decrease as a percentage of our revenue over the long term, although our R&D expenses may fluctuate from period to period due to the seasonality of our revenue and the timing and extent of our R&D expenses.

Loss on Extinguishment of Senior Notes

Loss on extinguishment of senior notes consists of the loss recognized in connection with the final payment of our notes with Pinnacle Ventures in 2012, which included all unamortized debt discounts and the previously unrecognized portion of the final payment.

Interest Expense

Our interest expense primarily consists of interest expense and amortization of debt discount associated with our term loan agreement with Capital Royalty, as amended. At December 31, 2014, there was $50.0 million outstanding principal under the term loan, which accrued interest at a rate of 12.5% per annum. There was also $6.0 million outstanding principal under our subordinated loan with Century Medical which we drew in the first quarter of 2014, which accrued interest at a rate of 5.0% per annum.

Interest Income and Other Income (Expense), Net and Income Tax Expense

Interest income and other income (expense), net primarily consists of changes in the fair value of then outstanding convertible preferred stock warrants. Prior to our IPO, the convertible preferred stock warrants were subject to re-measurement at each balance sheet date, and any change in fair value was recognized as a component of interest income and other income (expense), net. We continued to adjust the liability for changes in fair value until the completion of the IPO in April 2014, at which time all convertible preferred stock warrants were converted into warrants to purchase common stock and a final valuation was performed. We recognize interest and, if applicable, penalties related to income tax matters in income tax expense. We recognize our income tax expense using the effective tax method (“ETR”) as discussed in Note 14, “Income Tax Expense,” of our consolidated financial statements included in this Form 10-K.

Results of Operations

The following table presents our results of continuing operations and the related percentage of the period’s revenue (dollars in thousands):

	Year Ended December 31,
	2014		2013		2012
Revenue	$31,798	100.0%	$19,508	100.0%	$5,398	100.0%
Cost of goods sold	13,820	43.5%	11,708	60.0%	8,948	165.8%

Gross profit	17,978	56.5%	7,800	40.0%	(3,550)	-65.8%
Gross margin	56.5%		40.0%		-65.8%

Operating expenses:
Sales, general and administrative	52,435	164.9%	38,401	196.8%	18,720	346.8%
Research and development	15,544	48.9%	13,294	68.1%	12,156	225.2%

Total operating expenses	67,979	213.8%	51,695	265.0%	30,876	572.0%

Loss from operations	(50,001)	(157.2%)	(43,895)	(225.0%)	(34,426)	(637.8%)
Other income (expense):
Loss on extinguishment of senior notes	—	N/A	—	N/A	(3,081)	-57.1%
Interest expense	(7,652)	(24.1%)	(6,386)	(32.7%)	(4,306)	(79.8%)
Interest income and other income (expense), net and income tax expense	280	0.9%	(27)	(0.1%)	(1,499)	(27.8%)

Net loss	$(57,373)	(180.4%)	$(50,308)	(257.9%)	$(43,312)	(802.4%)

Comparison of Years Ended December 31, 2014 and 2013

Revenue. Revenue for the years ended December 31, 2014 and December 31, 2013 was $31.8 million and $19.5 million, respectively, an increase of 63%. The increase in revenue was primarily related to the growth of our U.S. business. For the years ended December 31, 2014 and 2013, our U.S. revenue was $21.5 million and $10.6 million, respectively, and represented 68% and 54% of our revenue in the respective periods. Since we initiated sales of our Ovation System in the U.S. in November 2012, revenue has grown significantly as we increased the size of our U.S. sales force resulting in increased adoption of our products. For the years ended December 31, 2014 and 2013, international revenue was $10.3 million and $8.9 million, respectively. For the year ended December 31, 2014, our distributor revenue represented 23% of our revenue, compared to 32% for the year ended December 31, 2013.

Cost of Goods Sold, Gross Profit and Gross Margin. Our cost of goods sold for the year ended December 31, 2014 was $13.8 million, resulting in a gross profit of $18.0 million, compared to $11.7 million in cost of goods sold in the year ended December 31, 2013, resulting in a gross profit of $7.8 million. Our gross margin for the year ended December 31, 2014 was 56.5%, compared to 40% for the year ended December 31, 2013. The increase in gross margin was primarily due to a significant reduction in our per-unit manufacturing costs resulting from the absorption of fixed manufacturing costs over substantially more units.

Sales, General and Administrative Expenses. Our SG&A expenses for the year ended December 31, 2014 were $52.4 million, compared to $38.4 million for the year ended December 31, 2013, an increase of 37%. At December 31, 2014, our SG&A headcount totaled 142 employees, compared to 125 employees at December 31, 2013. The increase in SG&A expenses was primarily associated with our continued expansion of our U.S. commercial operations. Employee-related expenses for our SG&A functions increased by $9.6 million for the year ended December 31, 2014 compared to the same period in 2013. The increase in employee related spending is associated with the annualization of compensation for 2013 new employees in addition to new employees hired in 2014. SG&A expenses also increased by $1.6 million associated with employee related expenses such as travel, $1.4 million associated with marketing and professional education expenses and $1.1 million associated with public company related costs.

Research and Development Expenses. Our R&D expenses for the year ended December 31, 2014 were $15.5 million, compared to $13.3 million for the year ended December 31, 2013, an increase of 17%. The increase in R&D expenses in the year ended December 31, 2014 consisted primarily of salary expenses and product development costs associated with our CustomSeal fill polymer, our Ovation iX iliac limbs and aortic bodies and our Ovation Alto System.

Interest Expense. Our interest expense for the year ended December 31, 2014 was $7.7 million, compared to $6.4 million for the year ended December 31, 2013. The increase in interest expense was primarily attributable repayment of the BSC note upon completion of our IPO in April 2014, which included recognition of the previously unamortized debt discount of $0.7 million, as well as the addition of the subordinated loan agreement with Century Medical in January 2014.

Interest Income and Other Income (Expense), Net. Interest income and other income (expense), net for the year ended December 31, 2014 was $0.3 million, compared to less than $0.1 million in the year ended December 31, 2013.

Comparison of Years Ended December 31, 2013 and 2012

Revenue. We commenced selling our products in Europe in September 2010 and in the U.S. in November 2012. Revenue for the years ended December 31, 2013 and 2012 was $19.5 million and $5.4 million, respectively, an increase of 261%. For the years ended December 31, 2013 and December 31, 2012, international revenue was $8.9 million and $5.2 million, respectively, and represented 46% and 96%, respectively, of revenue in the respective periods. Our international revenue growth of $3.7 million for the year ended December 31, 2013 was driven primarily by deeper penetration in geographies in which we were already selling our products, which accounted for approximately 85% of the increase. Of that 85%, more than two-thirds of the increase resulted from deeper penetration of our top three geographies. For the year ended December 31, 2013, distributor revenue represented 32% of our revenue, compared to 54% during the year ended December 31, 2012. Our U.S. revenue has grown significantly throughout 2013 as we increased the size of our U.S. sales force from 16 sales representatives at December 31, 2012 to 56 sales representatives at December 31, 2013.

Cost of Goods Sold, Gross Profit and Gross Margin. Our cost of goods sold for the year ended December 31, 2013 was $11.7 million, resulting in a gross profit of $7.8 million, compared to $8.9 million in cost of goods sold in the year ended December 31, 2012, resulting in a negative gross profit of $3.6 million. Our gross margin for the year ended December 31, 2013 was 40%, compared to a negative 66% for the year ended December 31, 2012. The increase in gross margin was primarily due to a significant reduction in our per-unit manufacturing costs resulting from the absorption of fixed manufacturing costs over substantially more units.

Sales, General and Administrative Expenses. Our SG&A expenses for the year ended December 31, 2013 were $38.4 million, compared to $18.7 million for the year ended December 31, 2012, an increase of 105%. At December 31, 2013, our SG&A headcount totaled 125 employees, compared to 72 employees at December 31, 2012. The increase in SG&A expenses was primarily associated with our initiation of Ovation System sales in the U.S. in November 2012 and the continued expansion of our U.S. commercial operations for the year ended December 31, 2013. Employee-related expenses for our SG&A functions increased by $18 million for the year ended December 31, 2013 compared to the same period in 2012. SG&A expenses also increased by $0.3 million associated with marketing and promotional expenses and tradeshows and $0.3 million due to accounting fees.

Research and Development Expenses. Our R&D expenses for the year ended December 31, 2013 were $13.3 million, compared to $12.2 million for the year ended December 31, 2012, an increase of 9%. The increase in R&D expenses in the year ended December 31, 2013 consisted primarily of salary expenses.

Interest Expense. Our interest expense for the year ended December 31, 2013 was $6.4 million, compared to $4.3 million for the year ended December 31, 2012. The increase in interest expense was attributable to the term loan agreement we executed with Capital Royalty in October 2012, under which we can draw up to $50 million, subject to certain conditions, at a rate of 14% per annum, payable on a quarterly basis. In October 2012, we drew $40 million under the term loan agreement. Interest expense for the year ended December 31, 2012 related to notes payable to Pinnacle Ventures at a rate of 11% and our note payable to Boston Scientific Corporation at a rate of 5.25%. We used proceeds from the Capital Royalty term loan to repay all amounts outstanding under the Pinnacle Ventures notes in October 2012.

Interest Income and Other Income (Expense), Net. Interest income and other income (expense), net for the year ended December 31, 2013 was less than $0.1 million, compared to negative $1.5 million in the year ended December 31, 2012. The decrease was attributable to the change in fair value of warrant liabilities.

Liquidity and Capital Resources

Historically, our sources of cash have primarily included our IPO, private placements of equity securities and debt arrangements, and, to a much lesser extent, cash generated from operations, primarily from the collection of accounts receivable resulting from sales. Our historical cash outflows have primarily been associated with cash used for operating activities such as expansion of our sales and marketing infrastructure, investing in inventory, R&D activities and other working capital needs. At December 31, 2014, we had approximately $79.0 million in cash and cash equivalents and short-term investments.

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. In January 2014, we entered into a term loan agreement with Century Medical for an aggregate amount of $6.0 million, $4.0 million of which we drew down in January 2014 and the remaining $2.0 million of which we drew down in March 2014. In April 2014, we completed our IPO of 7,475,000 shares of common stock, which included the exercise in full by the underwriters in the offering of their option to purchase 975,000 additional shares of common stock, at an offering price of $12.00 per share. We received net proceeds of approximately $81.1 million, after deducting underwriting discounts and commissions and offering expenses. In November 2014, we entered into the Amended and Restated Term Loan Agreement with Capital Royalty Partners II L.P. and its affiliate funds (collectively, “CRG” or “Capital Royalty”) amending the original term loan agreement under which we previously borrowed $40.0 million in October 2012 (the “Original Term Loan Agreement”) and upon closing of the transaction, increased borrowings under the facility by $10.0 million. Additionally, subject to the achievement of certain revenue milestones, we will have an option to access up to an additional $15.0 million on or before December 31, 2015.

We believe that our cash, cash equivalents, short-term investments and available sources of debt financing will be sufficient to satisfy our liquidity requirements for at least the next 12 months. We have utilized, and may continue to utilize, debt arrangements with debt providers and financial institutions to finance our operations. Factors such as interest rates and available cash will impact our decision to continue to utilize debt arrangements as a source of cash.

The following table shows a summary of our cash flows for the years ended December 31, 2014, 2013, and 2012 (in thousands):

	For the Year Ended December 31,
	2014	2013	2012
Cash and cash equivalents at beginning of period	$38,108	$45,393	$3,241
Net cash used in operating activities	(53,582)	(46,916)	(33,957)
Net cash provided by (used in) investing activities	(46,401)	(208)	851
Net cash provided by financing activities	94,856	39,831	75,267
Effect of exchange rate on cash	(85)	8	(9)

Cash and cash equivalents at end of period	$32,896	$38,108	$45,393

Operating activities. The increase in net cash used in operating activities during 2014 compared to 2013 was primarily related to our increased expenditures, including higher employee headcount, employee-related expenses and working capital needs, as a result of our deeper commercial penetration in the United States.

Investing activities. Net cash used in investing activities in the year ended December 31, 2014 was primarily related to the purchase of investments.

Financing activities. The net cash provided by financing activities in the year ended December 31, 2014 was primarily related to the execution and draw-down of our subordinated loan agreement with Century Medical, proceeds from the issuance of common stock and net proceeds received from our IPO.

Indebtedness

Capital Royalty Term Loan

In October 2012, we executed a term loan agreement with Capital Royalty Partners II L.P. and Parallel Investment Opportunities Partners II L.P. (together, “Capital Royalty”) providing us access to up to $50 million under the arrangement, of which $40 million was available in October 2012, and an additional amount up to $10 million was available upon our achievement of a revenue-based milestone, which we elected not to draw down. In October 2012, we drew $40 million under the agreement. Those proceeds were used to repay all amounts outstanding under our $20 million loan from affiliates of Pinnacle Ventures L.L.C.

On November 4, 2014, we entered into the Amended and Restated Term Loan Agreement with Capital Royalty Partners II L.P. and its affiliate funds (collectively, “CRG” or “Capital Royalty”) amending the original term loan. In connection with this amendment, we increased borrowings under the facility by drawing down $10 million upon closing of the transaction on November 21, 2014. Additionally, subject to the achievement of certain revenue milestones, we have an option to access up to an additional $15 million on or before December 31, 2015.

The Amended and Restated Term Loan Agreement primarily amended the terms of the original term loan agreement to increase the borrowing amount, reduce the applicable interest rate from 14.0% to 12.5%, extend the interest only payment period through September 30, 2018 and extend the final maturity date to June 30, 2020. Interest is payable, at our option, (i) in cash at a rate of 12.5% per annum or (ii) 9.0% of the 12.5% per annum in cash and 3.5% of the 12.5% per annum being added to the principal of the loan and subject to accruing interest. Interest-only payments are due quarterly on March 31, June 30, September 30 and December 31 of each year of the interest-only payment period. Thereafter, in addition to interest accrued during the period, the quarterly payments shall include an amount equal to the outstanding principal at September 30, 2018 divided by the remaining number of quarters prior to the end of the term of the loan which is June 30, 2020. The Amended and Restated Term Loan Agreement provides for prepayment fees of 4% of the outstanding balance of the loan if the loan is repaid prior to September 30, 2015. The prepayment fee is reduced by 1% per year for each subsequent year.

Certain affirmative and negative covenants were also amended to provide the Company with additional flexibility. The principal financial covenants require that the Company attain minimum annual revenues of $30.0 million in 2015, $45.0 million in 2016, $60.0 million in 2017, $75.0 million in 2018 and $90.0 million thereafter. At December 31, 2014, we were in compliance with all of the covenants.

The term loan, as amended, continues to be collateralized by a first priority security interest on all of our assets excluding property not assignable without consent by a third party, trademarks that would be invalid by reason of including it in the collateral and 35% of the ownership interest in a foreign subsidiary.

Century Medical, Inc. Subordinated Loan

In January 2014, we executed an exclusive distribution agreement and a related term loan agreement for up to $6 million with Century Medical, a Japanese medical device distributor.

Under the term loan agreement, Century Medical loaned us $4 million in January 2014 and upon achievement of a revenue-based milestone, we drew down the remaining $2 million available under the agreement in March 2014.

The loan has a five-year term, except that it becomes due if the distribution agreement is terminated due to a change of control termination event. The loan accrues interest at an annual rate of 5%. Interest-only payments are due quarterly. If we are in default, the interest rate increases to 9%, and we may elect to pay interest in the form of compounded interest to be added to the aggregate principal amount. We may prepay the loan at any time without penalty.

The loan is collateralized by all of our assets other than intellectual property. The loan is subordinated to the Capital Royalty term loan pursuant to a subordination agreement among Capital Royalty, Century Medical and us.

On November 4, 2014, we entered into an amendment to loan agreement with Century Medical primarily to conform certain terms of the existing agreement to those of the Amended and Restated Term Loan Agreement with Capital Royalty.

Boston Scientific Corporation Note Payable

In March 2008, we issued a promissory note in the amount of $3.5 million to Boston Scientific Corporation as part of the purchase price consideration related to our spin-off transaction from Boston Scientific Corporation. The note carried an interest rate of 5.25% per annum and matured on March 28, 2018. The note, together with unpaid accrued interest, was repayable upon our initial public offering or a sale or liquidation event. We repaid the note in full, including all accrued interest and the previously unrecognized unamortized debt discount, subsequent to the closing of the IPO in April 2014.

Future Capital Requirements

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

•	our ability to generate revenues;

•	fluctuations in gross margins and net losses; and

•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	support of our commercialization efforts related to our current and future products;

•	improvements in our manufacturing capacity and efficiency;

•	new research and product development efforts; and

•	payment of interest due under our loan agreements with Capital Royalty and Century Medical.

Although we believe the foregoing items reflect our most likely uses of cash in the short term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. This capital may not be available on satisfactory terms, if at all. Furthermore, any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may include restrictive covenants. For a discussion of other factors that may impact our future liquidity and capital funding requirements, see “Risk Factors.”

Credit Risk

We had receivable balances from customers in Europe of approximately $2.8 million as of December 31, 2014 and $2.4 million as of December 31, 2013. Our accounts receivable outside of the United States are primarily due from third-party distributors, and to a lesser extent, public government-owned and private hospitals. Our accounts receivable in the United States are primarily due from for-profit and not-for-profit private hospitals. Our historical write-offs of accounts receivable have not been significant.

We monitor the financial performance and credit worthiness of our customers, so that we can properly assess and respond to changes in their credit profile. Our third-party distributors operate in certain countries, such as Greece, Italy, Spain and Turkey, where economic conditions continue to present challenges to their businesses, and thus, could place at risk the amounts due to us from them. These distributors are owed certain amounts from public hospitals that are funded by their governments. Adverse financial conditions in these countries may continue, thus negatively affecting the length of time that it will take us to collect associated accounts receivable, or impact the likelihood of ultimate collection.

Contractual Obligations

The following table shows a summary of our contractual obligations as of December 31, 2014 (in thousands):

	Payments due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total Amounts Committed
Debt Obligations	$5,142	$10,812	$75,734	$—	$91,688
Operating Leases (1)	1,187	2,399	199	—	3,785

Total contractual obligations	$6,329	$13,211	$75,933	$—	$95,473

(1)	We currently lease approximately 110,000 square feet for our headquarters and manufacturing facilities in Santa Rosa, California that expires in March 2018 as well as various administrative offices in various locations.

Critical Accounting Policies and Estimates

Our consolidated financial statements included in this Form 10-K have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. To prepare our financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, sales, costs and expenses. We base our estimates on historical expenses and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are likely to occur from period to period. Actual results could be significantly different from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgment and estimates.

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”) No. 2014-09. ASU 2014-09 provided guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us in the first quarter of 2017. We have not yet selected a transition method and are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our financial statements.

Our critical accounting policies and estimates are more fully described in Note 2, “Summary of Significant Accounting Policies”, of our consolidated financial statements in this Form 10-K.

Revenue Recognition

Our revenue is generated from sales to two types of customers: hospitals and third-party distributors. Sales to hospitals represent the majority of our revenue. We utilize a network of direct sales representatives for sales in the United States and a combination of direct sales representatives, independent sales agencies and distributors for sales outside the United States. We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable and collection is reasonably assured. In direct markets, we provide products for a specific implant procedure and recognize revenue at the time that we are notified that the product has been used or implanted and a valid purchase order has been received. For all other transactions, we recognize revenue when title to the goods and risk of loss transfer to customers, provided that there are no remaining performance obligations that will affect the customer’s final acceptance of the sale. We recognize revenue from sales to distributors at the time the product is shipped to the distributor. Distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at time of shipment. Our distributors are obligated to pay within specified terms regardless of when or if they ever they sell the products. Our policy is to classify shipping and handling costs, net of costs charged to customers, as cost of goods sold. In general, we do not offer rights of return or price protection to our customers and have no post-delivery obligations. We offer rights of exchange in limited circumstances for products that have a short shelf life at the time of shipment. One of our distributor customers represented 16.9% of our net accounts receivable and approximately 4% of our sales for the year ended December 31, 2014.

Excess and Obsolete Inventory

We state inventories at the lower of cost or market. We determine cost on a standard cost method, which approximates the first-in, first-out method. We evaluate the carrying value of our inventories in relation to our estimated forecast of product demand, which takes into consideration the estimated life cycle of our products. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. When quantities on hand exceed estimated sales forecasts, we record a write-down for excess inventories, which results in a corresponding charge to cost of goods sold. Charges incurred for excess and obsolete inventory were $0.8 million and $0.1 million for the years ended December 31, 2014 and 2013, respectively.

Our industry is characterized by ongoing product innovation that could result in an increase in the amount of obsolete inventory quantities on hand. For example, as we introduce new products or next generation products, we may be required to take charges for excess and obsolete inventory that could have a significant impact on the value of our inventory or our operating results.

Investments

We may have investments, with maturities of longer than 90 days but less than a year, based on expected maturity dates. They are classified as available-for-sale as we can liquidate our securities as needed, and changes in fair value between accounting periods are included in accumulated other comprehensive (loss) income on the consolidated balance sheet until the securities are sold. Discounts or premiums are amortized to interest income and other income (expense) net using the interest method.

Goodwill and Indefinite Lived Intangible Assets

As a result of our spin off from Boston Scientific Corporation, we recorded goodwill and intangible assets. We classify intangible assets into three categories: (1) goodwill; (2) intangible assets with indefinite lives not subject to amortization; and (3) intangible assets with definite lives subject to amortization. Goodwill and intangible assets with indefinite lives are not amortized. We assess goodwill and other intangible assets with indefinite lives for impairment on an annual basis in the fourth quarter of each year or more frequently if indicators of impairment exist.

The performance of the goodwill impairment test involves a two-step process. We first assess our book value and market value, by reporting unit, to determine if an impairment of goodwill exists. We have determined that we have one reporting unit. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves comparing the aggregate fair value of the reporting unit’s net assets, other than goodwill and other intangibles, to the fair value of the reporting unit as a whole. Goodwill is considered impaired, and an impairment charge is recorded, if the excess of the fair value of the reporting unit over the fair value of the net assets is less than the carrying value of goodwill and intangible assets with indefinite lives. This evaluation requires use of internal business plans that are based on our judgments regarding future economic conditions, product demand and pricing, costs, inflation rates and discount rates, among other factors. These judgments and estimates involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance.

The fair value measurement of purchased intangible assets with indefinite lives involves the estimation of the fair value which is based on our management’s assumptions about expected future cash flows, discount rates, growth rates, estimated costs and other factors which utilize historical data, internal estimates, and, in some cases, outside data. If the carrying value of the indefinite life intangible asset exceeds management’s estimate of fair value, the asset is impaired, and we would be required to record an impairment charge which would negatively impact our operating results. There was no impairment of goodwill, or intangible assets with indefinite lives, identified through December 31, 2014.

Stock-Based Compensation

We determine the fair value of stock options on the date of grant and shares to be issued to employees under the Employee Stock Purchase Plan (“ESPP”) utilizing the Black-Scholes option-pricing model, and is impacted by our common stock price as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected common stock price volatility, expected term, risk-free interest rates and expected dividends. For restricted stock unit (“RSU”) awards, the fair value is determined based on the closing price on the NASDAQ Global Select Market on date of the award.

The fair value is recognized over the period during which services are rendered, known as the requisite service period on a straight-line basis for awards that vest based on service conditions. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. We estimate future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. The non-employee stock-based compensation expense was not material for all periods presented.

Cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) are classified as cash flows from financing activities in the consolidated statements of cash flows; however, there were no cash flow impacts from excess tax benefits during the years ending December 31, 2014, 2013, or 2012.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. For valuations of all equity awards utilizing the Black-Scholes option-pricing model to date, we estimated the expected term and the volatility data based on a study of publicly traded industry peer companies and the our actual experience since the IPO. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Warrant Liabilities

We previously issued freestanding warrants to purchase shares of our convertible preferred stock. The warrants were recorded at fair value using either the Black-Scholes option pricing model, other binomial valuation model or lattice model, depending on the characteristics of the warrants at the time of the valuation. We remeasured the fair value of the convertible preferred stock warrants at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying statements of comprehensive loss. Upon the closing of our IPO, the warrants converted into warrants exercisable for common stock. At that time, the liability was reclassified to additional paid-in capital.

Off Balance Sheet Arrangements

We do not maintain any off balance sheet partnerships, arrangements, or other relationships with unconsolidated entities or others, often referred to as structured finance or special-purpose entities, which are established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.

JumpStart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Results of Operations for the Three and Six Months Ended June 30, 2015 and 2014

The following table presents our results of continuing operations and the related percentage of the period’s revenue (dollars in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014
Revenue	$9,733	100.0%	$7,798	100.0%	$17,758	100.0%	$14,832	100.0%
Cost of goods sold	3,758	38.6%	3,463	44.4%	7,118	40.1%	7,128	48.1%

Gross profit	5,975	61.4%	4,335	55.6%	10,640	59.9%	7,704	51.9%
Gross margin	61.4%		55.6%		59.9%		51.9%
Operating expenses:
Sales, general and administrative	14,689	150.9%	13,008	166.8%	28,856	162.5%	25,200	169.9%
Research and development	4,099	42.1%	4,066	52.1%	8,144	45.9%	7,872	53.1%

Total operating expenses	18,788	193.0%	17,074	219.0%	37,000	208.4%	33,072	223.0%

Loss from operations	(12,813)	(131.6%)	(12,739)	(163.4%)	(26,360)	(148.4%)	(25,368)	(171.0%)
Other income (expense):
Interest expense	(1,912)	(19.6%)	(2,454)	(31.5%)	(3,786)	(21.3%)	(4,143)	(27.9%)
Interest income and other income (expense), net and income tax expense	(131)	(1.3%)	621	8.0%	(347)	(2.0%)	516	3.5%

Net loss	$(14,856)	(152.6%)	$(14,572)	(186.9%)	$(30,493)	(171.7%)	$(28,995)	(195.5%)

Comparison of the Three Months Ended June 30, 2015 and 2014 (all dollars in thousands)

Revenue

	Three Months Ended June 30,			Percent
	2015	2014	Variance	Change
Revenue	$9,733	$7,798	$1,935	24.8%

Revenue. Revenue for the three months ended June 30, 2015 and 2014, was $9.7 million and $7.8 million, respectively, an increase of 24.8%. The increase in revenue was primarily related to the growth of our U.S. business. For the three months ended June 30, 2015 and 2014, our U.S. revenue was $7.0 million and $5.1 million, respectively, and represented 72.4% and 66.4%, respectively, of our revenue in the respective periods. Since we initiated sales of our Ovation System in the U.S. in November 2012, our U.S. revenue has grown significantly as our U.S. sales force gains more experience and we are more effective in increasing adoption of our products. For the three months ended June 30, 2015 and 2014, international revenue was $2.7 million and $2.6 million, respectively. For the three months ended June 30, 2015, our distributor revenue represented 15.9% of our revenue, compared to 22.7% during the three months ended June 30, 2014.

Cost of Goods Sold, Gross Profit and Gross Margin

	Three Months Ended June 30,			Percent
	2015	2014	Variance	Change
Cost of goods sold	$3,758	$3,463	$295	8.5%
Gross profit	5,975	4,335	1,640	37.8%
Gross margin	61.4%	55.6%

Cost of Goods Sold, Gross Profit and Gross Margin. Our cost of goods sold for the three months ended June 30, 2015, was $3.8 million, resulting in a gross profit of $6.0 million, compared to $3.5 million in cost of goods sold and gross profit of $4.3 million in the three months ended June 30, 2014. Our gross margin for the three months ended June 30, 2015, was 61.4%, compared to 55.6% for the three months ended June 30, 2014. The increase in gross margin was primarily due to a reduction in our per-unit manufacturing costs resulting from the absorption of fixed manufacturing costs over substantially more units.

Operating Expenses

	Three Months Ended June 30,			Percent
	2015	2014	Variance	Change
Sales, general and administrative	$14,689	$13,008	$1,681	12.9%
Research and development	4,099	4,066	33	0.8%

Sales, General and Administrative. Our SG&A expenses for the three months ended June 30, 2015, were $14.7 million, compared to $13.0 million for the three months ended June 30, 2014, an increase of 12.9%. The increase in SG&A expenses was primarily associated with increases in compensation, public company and legal related spending. Employee-related compensation expenses for our SG&A functions increased by $1.0 million for the three months ended June 30, 2015, compared to the same period in 2014 driven by increased headcount and severance related expenses. For example, two of our former executive officers, Robert Whirley and Louis Molinari, Vice Presidents of Research & Development and of Manufacturing Operation, respectively, as well as Joseph Humphrey, Vice President of Manufacturing Technology, have transitioned from their employment positions with us. Each is entitled to receive severance under our Key Employee Change of Control and Severance Payment Plan and will continue to provide consulting services to us for several months during the transition period. Public company related expenses increased by $0.4 million and legal expenses increased by $0.3 million each as compared to the same period in 2014.

Research and Development. Our R&D expenses for the three months ended June 30, 2015 were $4.1 million, a slight increase of 0.8% as compared to the same period in 2014. There was a $0.2 million increase in clinical study related spending with increased enrollments offset by a decrease in product development spending.

Interest Expense

	Three Months Ended June 30,			Percent
	2015	2014	Variance	Change
Interest expense	$(1,912)	$(2,454)	$542	(22.1%)

Interest Expense. Our interest expense for the three months ended June 30, 2015, was $1.9 million, compared to $2.5 million for the three months ended June 30, 2014. The decrease in interest expense was primarily attributable to the repayment of the BSC note upon completion of our IPO in April 2014, which included unamortized debt discount of $0.7 million. Interest expense aside from that increased attributable to the higher principal balance of the Capital Royalty term loan.

Comparison of the Six Months Ended June 30, 2015 and 2014 (all dollars in thousands)

Revenue

	Six Months Ended June 30,			Percent
	2015	2014	Variance	Change
Revenue	$17,758	$14,832	$2,926	19.7%

Revenue. Revenue for the six months ended June 30, 2015 and 2014, was $17.8 million and $14.8 million, respectively, an increase of 19.7%. For the six months ended June 30, 2015 and 2014, U.S. revenue was $12.6 million and $9.8 million, respectively, and represented 70.8% and 65.9%, respectively, of our revenue in the respective periods. Since we initiated sales of our Ovation System in the U.S. in November 2012, our U.S. revenue has grown significantly as our U.S. sales force gains experience and we are increasing adoption of our products. For the six months ended June 30, 2015 and 2014, international revenue was $5.2 million and $5.1 million, respectively, and represented 29.2% and 34.1%, respectively, of our revenue in the respective periods. Our international revenue growth was driven primarily by sales to new geographies. For the six months ended June 30, 2015, our distributor revenue represented 15.6% of our revenue, compared to 23.7% during the six months ended June 30, 2014.

Cost of Goods Sold, Gross Profit and Gross Margin

	Six Months Ended June 30,			Percent
	2015	2014	Variance	Change
Cost of goods sold	$7,118	$7,128	$(10)	(0.1%)
Gross profit	10,640	7,704	2,936	38.1%
Gross margin	59.9%	51.9%

Cost of Goods Sold, Gross Profit and Gross Margin. Our cost of goods sold for the six months ended June 30, 2015, was $7.1 million resulting in a gross profit of $10.6 million compared to $7.1 million in cost of goods sold and gross profit of $7.7 million in the six months ended June 30, 2014. Our gross margin for the six months ended June 30, 2015, was 59.9%, compared to 51.9% for the six months ended June 30, 2014. The increase in gross margin was primarily due to a reduction in our per-unit manufacturing costs resulting from the absorption of fixed manufacturing costs over substantially more units.

Operating Expenses

	Six Months Ended June 30,			Percent
	2015	2014	Variance	Change
Sales, general and administrative	$28,856	$25,200	$3,656	14.5%
Research and development	8,144	7,872	272	3.5%

Sales, General and Administrative. Our SG&A expenses for the six months ended June 30, 2015, were $28.9 million, compared to $25.2 million for the six months ended June 30, 2014, an increase of 14.5%. The increase in SG&A expenses was primarily associated with and the continued expansion of our U.S. commercial operations. Employee-related compensation expenses for our SG&A functions increased by $1.8 million for the six months ended June 30, 2015, compared to the same period in 2014. SG&A expenses also increased by $0.9 million due to increased costs associated with becoming a public company in April 2014, inclusive of audit and consulting costs. Legal expenses increased by $0.6 million.

Research and Development. Our R&D expenses for the six months ended June 30, 2015, were $8.1 million compared to $7.9 million for the six months ended June 30, 2014, an increase of 3.5%. The increase in R&D expenses for the six months ended June 30, 2015, consisted primarily of salary expenses and product development costs including clinical study costs.

Interest Expense

	Six Months Ended June 30,			Percent
	2015	2014	Variance	Change
Interest expense	$(3,786)	$(4,143)	$357	(8.6%)

Interest Expense. Our interest expense for the six months ended June 30, 2015, was $3.8 million compared to $4.1 million for the six months ended June 30, 2014. The decrease in interest expense was primarily attributable to the repayment of the BSC note upon completion of our IPO in April 2014, which included unamortized debt discount of $0.7 million, offset by interest on a higher principal balance of the Capital Royalty term loan as a result of PIK notes.

Liquidity and Capital Resources

Historically, our sources of cash have primarily included our IPO, private placements of equity securities and debt arrangements, and, to a much lesser extent, cash generated from operations, primarily from the collection of accounts receivable resulting from sales. Our historical cash outflows have primarily been associated with cash used for operating activities such as expansion of our sales and marketing infrastructure, investing in inventory, R&D activities and other working capital needs. At June 30, 2015, we had $52.7 million in cash and cash equivalents and short-term investments.

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. In January 2014, we entered into a term loan agreement with Century for an aggregate amount of $6.0 million, $4.0 million of which we drew down in January 2014 and the remaining $2.0 million of which we drew down in March 2014. In April 2014, we completed our IPO of 7,475,000 shares of common stock, which included the exercise in full by the underwriters in the offering of their option to purchase 975,000 additional shares of common stock, at an offering price of $12.00 per share. We received net proceeds of approximately $81.1 million, after deducting underwriting discounts and commissions and offering expenses. In November 2014, we entered into the Amended and Restated Term Loan Agreement with Capital Royalty Partners II L.P. and its affiliate funds (collectively, “CRG” or “Capital Royalty”) amending the original term loan agreement under which we previously borrowed $40.0 million in October 2012 (the “Existing Term Loan Agreement”) and upon closing of the transaction, increased borrowings under the facility by $10.0 million. In August 2015, we entered into a Second Amended and Restated Term Loan Agreement with CRG (the “Restated Loan Agreement”). In additional to the $50.0 million of borrowings outstanding and the option to access up to an additional $15.0 million subject to achievement of certain revenue milestones under the Existing Term Loan Agreement, the Restated Loan Agreement also provides for two additional tranches of up to $30.0 million in the aggregate. The first new tranche consists of $10.0 million in convertible notes with an interest rate of 8%. The convertible notes are convertible into shares of our common stock at a price of $8.00 per share at CRG’s option, or if our common stock trades above $8.00 per share for twenty consecutive trading days, at our option. The remaining new tranche consists of $20.0 million in borrowings that may be available to us upon the achievement of $12.5 million of net revenue in any consecutive 3-month period before December 31, 2016. We would be required to amend our loan with Century to obtain its consent for subordination of additional borrowings before we could draw down the non-convertible tranches unless the convertible notes are converted in full, in which case access to up to the additional $15.0 million may be available without Century’s consent. See Note 13, “Subsequent Events” for discussion of this amendment of the loan agreement.

In May 2015, we entered into a Controlled Equity OfferingSM sales agreement, with Cantor Fitzgerald & Co., or Cantor, as agent, pursuant to which we may, from time to time, issue and sell shares of our common stock having an aggregate offering price of up to $25.0 million. Cantor may sell our common stock by methods deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act. Sales made pursuant to the controlled equity offering program, if any, will be made under our shelf registration statement on Form S-3, which was declared effective by the SEC on June 17, 2015. As of June 30, 2015, Cantor had made no sales, and we have not issued any shares, under the controlled equity offering program.

We believe that our available cash will be sufficient to satisfy our liquidity requirements for at least the next 12 months. We have utilized, and may continue to utilize, debt arrangements with debt providers and financial institutions to finance our operations. Factors such as interest rates and available cash will impact our decision to continue to utilize debt arrangements as a source of cash.

The following presents a discussion of our cash flows for the six months ended June 30, 2015 and 2014 (in thousands):

	Six Months Ended June 30,
	2015	2014
Cash and cash equivalents at beginning of period	$32,896	$38,108
Net cash used in operating activities	(26,816)	(26,646)
Net cash provided by (used in) investing activities	15,124	(67)
Net cash provided by financing activities	772	84,270
Effect of exchange rate on cash	(10)	(8)

Cash and cash equivalents at end of period	$21,966	$95,657

Operating activities. The slight increase in net cash used in operating activities during the six months ended June 30, 2015, compared to the six months ended June 30, 2014, was primarily related to an increase in our stock-based compensation, offset by other working capital needs.

Investing activities. The net cash provided by investing activities in the three months ended June 30, 2015, was primarily related to the maturities of short-term investments, offset by short-term investment purchases. Net cash used in investing activities in the six months ended June 30, 2014, was related to the purchase of capital equipment.

Financing activities. The net cash provided by financing activities in the six months ended June 30, 2015, was primarily related to issuance of common stock, mostly from our ESPP purchase in April 2015. The net cash provided by financing activities in the six months ended June 30, 2014, was primarily related to the execution and draw-down of our subordinated loan agreement with Century, proceeds from the issuance of common stock and payments for deferred offering costs related to our IPO.

Indebtedness

For discussion of our indebtedness, refer to Note 9, “Notes Payable” and Note 13, “Subsequent Events,” of our consolidated financial statements included in this Form 10-Q.

Future Capital Requirements

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

•	our ability to generate revenues;

•	fluctuations in gross margins and net losses; and

•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	support of our commercialization efforts related to our current and future products;

•	improvements in our manufacturing capacity and efficiency;

•	new research and product development efforts; and

•	payment of interest due under our loan agreements with Capital Royalty and Century.

Additionally, as a public company, we incur significant audit, legal, and other expenses that we did not incur as a private company.

Although we believe the foregoing items reflect our most likely uses of cash in the short term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. This capital may not be available on satisfactory terms, if at all. Furthermore, any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may include restrictive covenants. For a discussion of other factors that may impact our future liquidity and capital funding requirements, see “Risk Factors” in our Annual Report on Form 10-K, filed on March 9, 2015.

Credit Risk

We had receivable balances from customers in Europe of approximately $2.8 million both as of June 30, 2015 and as of December 31, 2014. Our accounts receivable outside of the United States are primarily due from third-party distributors, and to a lesser extent, public government-owned and private hospitals. Our accounts receivable in the United States are primarily due from for-profit and not-for-profit private hospitals. Our historical write-offs of accounts receivable have not been significant.

We monitor the financial performance and credit worthiness of our customers, so that we can properly assess and respond to changes in their credit profile. Our third-party distributors operate in certain countries, such as Greece, Italy, Spain and Turkey, where economic conditions continue to present challenges to their businesses, and thus, could place at risk the amounts due to us from them. These distributors are owed certain amounts from public hospitals that are funded by their governments. Adverse financial conditions in these countries may continue, thus negatively affecting the length of time that it will take us to collect associated accounts receivable, or impact the likelihood of ultimate collection.

Off Balance Sheet Arrangements

We do not maintain any off balance sheet partnerships, arrangements, or other relationships with unconsolidated entities or others, often referred to as structured finance or special-purpose entities, which are established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.